UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	December 26, 2015
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Tupperware Brands Corporation
Full Name of Registrant

Not Applicable Former Name if Applicable

14901 South Orange Blossom Trail
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32837
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Tupperware Brands Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 26, 2015 within the prescribed time period without unreasonable effort or expense due to the circumstances described below. The Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 26, 2015 due to its evaluation of control deficiencies related to the existence of inadequate segregation of duties around access to functions within certain of its information technology systems. Although the Company has not concluded its assessment of the effectiveness of its internal control over financial reporting, the Company believes that these deficiencies could represent a material weakness in its internal control over financial reporting.
It is important to note the Company does not believe that this evaluation will impact its consolidated financial statements previously reported, including the results reported in the Company’s earnings release on January 27, 2016.
The Company currently anticipates filing its December 26, 2015 Annual Report on Form 10-K and its related XBRL documents within the 15-day extension period provided by Rule 12b-25.

PART IV - OTHER INFORMATION

1.Name and telephone number of person to contact in regard to this notification

Michael S. Poteshman
Executive Vice President and Chief Financial Officer	407	826-5050
(Name)	(Area Code)	(Telephone Number)

2.Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes     ☐ No

3.Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? ☐    Yes     ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tupperware Brands Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 24, 2016	By:	/s/ Michael S. Poteshman
Michael S. Poteshman
Executive Vice President and Chief Financial Officer